NEWS RELEASE

April 27, 2011

Trading Symbols:

AMM :TSX, AAU : NYSE AMEX

www.almadenminerals.com

ALMADEN EXPLAINS “EMPHASIS OF MATTER” IN AUDITORS REPORT

Almaden Minerals Ltd. (“Almaden” or “the Company”; AMM:TSX; AAU:NYSE) announces that in it’s audited financial statements filed in March, 2011 for the year ended December 31, 2011, in accordance with recently updated Canadian auditing standards, the auditor’s report contained a paragraph titled “Emphasis of Matter”:

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates that the Company incurred a net loss of $3.5 million during the year ended December 31, 2010. These conditions, along with other matters as set forth in Note 1, indicate the existence of material uncertainties that may cast significant doubt about the Company's ability to continue as a going concern.

Under the rules of the NYSE Amex Stock Exchange any such note in an Auditor’s Report is required to be announced. The Emphasis of Matter paragraph is now required to be included in Canadian audit reports for companies which do not have positive cash flows presently or in the short term.

For greater clarification, the Company also notes that, as previously announced, it has early adopted International Financial Reporting Standards (“IFRS”) effective January 1, 2010 and therefore 2011 will be the second year in which Almaden has prepared and reported its financial position and results of operations under IFRS. The audited annual financial statements of Almaden which were filed on SEDAR on March 31, 2011 were also prepared under IFRS. In preparing these quarterly and annual financial statements, management has amended certain accounting and measurement methods previously applied in the financial statements of the Company prepared under Canadian generally accepted accounting principles. In the opinion of management, these differences, which are described in Note 19 to the 2010 audited annual consolidated financial statements of Almaden, did not result in significant adjustments to the financial position and results of operations of the Company other than the reclassification of certain balances within shareholders’ equity into specified reserve accounts as certain account terminologies are different under IFRS.

In addition, effective for the Company’s year ended December 31, 2010, auditing standards in Canada changed from historic Canadian auditing standards to Canadian Auditing Standards (CAS).  With the new CAS standards, came new guidance requiring an auditor to include the “emphasis of matter” paragraph in the standard auditors’ report when an auditor concludes that the use of the going concern assumption is appropriate in the circumstances but a material uncertainty exists. Previous Canadian auditing standards did not require this paragraph in the auditors’ report when such matters were adequately described in the notes to the financial statement. As a result the auditors’ report dated March 25, 2011 on the Company’s 2010 financial statements prepared under these new standards includes this emphasis of matter paragraph as the Company is an exploration stage enterprise and its liquidity is ultimately dependent on its ability to obtain necessary financing as required, developing or selling its exploration properties, and ultimately achieving profitable operations.

Almaden’s exploration model may never show financial statement profitability but the Company has a history of success in other ways which are more important for Almaden, that are reflected in the Company’s share price. By way of background, Almaden has no debt, C$29.1 million in working capital at December 31, 2010 and 55.5 million common shares issued and outstanding. Almaden Resources Corp., a predecessor to Almaden, was founded by Almaden chairman Duane Poliquin and originally taken public in 1986. From that time to present has successfully followed a prospecting business model whereby the Company locates and acquires prospective mineral properties and options them to other companies who can then earn an interest in them by completing further exploration work at their expense. By employing this business model Almaden has continually been able to raise funds necessary to advance the exploration projects and acquire new ones during this 25 year history under the leadership of Chairman Duane Poliquin and CEO Morgan Poliquin. During 2010, the Company expanded this business model by more aggressively exploring several of its projects. This resulted in a significant gold-silver discovery in Mexico at the Company’s 100% owned Ixtaca Property as indicated by drilling results announced during the past six months. The Company has announced a C$2 million drill program to explore and develop its Ixtaca gold-silver project.

The Company also maintains a large portfolio of 100% owned exploration projects, option and joint venture agreements which will be advanced in 2011. At present two of Almaden’s exploration projects, Caballo Blanco and Caldera, have drilling programs underway that are being conducted by partners at their sole expense. The Company also seeks to capitalise its mineral properties where appropriate. On February 16th, 2011 Almaden announced it had entered into an Asset Sale Agreement, subject to regulatory approval, under which Beanstalk Capital Inc. (“Beanstalk”; TSX-V:BEG.P) will acquire 100% of Almaden’s wholly owned Elk gold deposit, British Columbia (Almaden will retain a 2% NSR in the Elk project). Under the terms of this Agreement, Almaden will receive 37 million common shares of Beanstalk. This transaction is demonstrative of Almaden's ability to manage exploration risk and create value through the development of its early stage properties with management’s technical expertise. The sale of Elk allows management to focus time and resources on advancing the company's Ixtaca gold-silver discovery.

By way of payments to Almaden under mineral property agreements, Almaden holds marketable securities with a market value of C$1.85 million and an investment with a fair value of C$2.2 million, both at December 31, 2010. Almaden also holds an investment in gold bullion of 1,597 ounces of gold.

About Almaden

Almaden is a well-financed mineral exploration company working in North America. The company has assembled mineral exploration projects, including the Ixtaca Zone, through its grass roots exploration efforts. While the properties are largely at early stages of development they represent exciting opportunities for the discovery of significant gold and copper deposits as evidenced at Ixtaca. Currently six projects (Caldera, Caballo Blanco, Tropico, Nicoamen River, Matehuapil and Merit), are optioned to separate third parties who each have the right to acquire an interest in the respective project from Almaden through making certain payments and exploration expenditures. Four further projects are held in joint ventures. Almaden also holds a 2% NSR interest in 11 projects. Almaden’s business model is to find and acquire mineral properties and develop them by seeking option agreements with others who can acquire an interest in a project by making payments and exploration expenditures. Through this means the company has been able to expose its shareholders to discovery and capital gain without the capital that would be required if the company were to have developed these projects without a partner. The company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca Zone.

Morgan Poliquin, Ph.D., P.Eng., a Qualified Person as defined by National Instrument 43-101, and the President and CEO of Almaden, has reviewed the technical information contained in this release.

On Behalf of the Board of Directors

“Morgan Poliquin”

Morgan J. Poliquin, Ph.D., P.Eng.

President, CEO and Director

Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE AMEX have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs  and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.